Filed pursuant to 424(b)(3)
Registration No. 333-176775

SUPPLEMENT NO. 18
DATED OCTOBER 9, 2013
TO THE PROSPECTUS DATED OCTOBER 18, 2012
OF INLAND REAL ESTATE INCOME TRUST, INC.

This Supplement No. 18 supplements, and should be read in conjunction with, the prospectus of Inland Real Estate Income Trust, Inc., dated October 18, 2012, as previously supplemented by Supplement No. 11 dated April 16, 2013 (which superseded and replaced all prior supplements), Supplement No. 12 dated April 29, 2013, Supplement No. 13 dated May 14, 2013, Supplement No. 14 dated May 22, 2013, Supplement No. 15 dated July 16, 2013, Supplement No. 16 dated August 16, 2013 and Supplement No. 17 dated October 4, 2013. Unless otherwise defined in this Supplement No. 18, capitalized terms used herein have the same meanings as set forth in the prospectus.

Description of Real Estate Assets

Probable Investments in Real Estate Assets

Wedgewood Commons Shopping Center. We are evaluating the purchase of a fee simple interest in a 159,258 square foot retail center consisting of four buildings known as Wedgewood Commons Shopping Center, located in Olive Branch, Mississippi. The purchase includes the right to expand one of the four buildings by 12,059 square feet which would increase the total retail square footage of the property to 171,317 square feet. The property is also shadow anchored by a Target “P Fresh” store that we will not own. IREA has entered into an agreement to acquire a fee simple interest in the property from SDC#1, LLC, an unaffiliated third party, for approximately $33.6 million in cash, plus closing costs. We do not believe closing costs will exceed $85,000. If we decide to acquire this property, IREA will assign the contract rights to acquire the property to us or one of our subsidiaries. We have no obligation under the contract between IREA and the seller until it is assigned to us by IREA. If we acquire the property, we will fund between 45% and 50% of the purchase price with proceeds from our offering. We will fund the remainder of the purchase price with a loan secured by the property. We are currently evaluating several options for financing the remaining portion of the purchase price. Within those options we expect that the loan will bear interest at a rate that will not exceed the British Bankers Association LIBOR rate, calculated daily, plus 2.0% per annum. The effective annual interest rate as of the date of this supplement is 2.174% per annum. We expect the loan will mature between five and seven years, but will require us to pay interest only until maturity. However, there can be no assurance we will obtain a loan on these specific terms.

Among the items we are considering in determining to pursue acquiring Wedgewood Commons Shopping Center include, but are not limited to, the following:

•	The property is shadow anchored by a Target “P Fresh” store. We will not own the shadow space.
•	The property includes the right to build out an existing building on the property for an additional 12,059 square feet of leasable space.
•	The property is 100% leased and 96% occupied as of the date of this supplement.
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•	We believe the property is well situated in Olive Branch, Mississippi. Olive Branch is part of the Memphis Tennessee Statistical Metropolitan Area and is considered a southeastern suburb of Memphis. Within a five mile radius, from 2000 to 2010, Olive Branch had a growth rate of 82.17%, and in 2013 it had an estimated average household income of $68,896. We believe that much of its growth has been attributed to the large exodus of middle class families from the central Memphis area. Wedgewood Commons Shopping Center is located on Goodman Road, a major thoroughfare in the area.

As of October 4, 2013, Wedgewood Commons Shopping Center was 96% occupied and 100% leased to 25 and 28 tenants, respectively. The weighted-average remaining lease term for the tenants occupying the property is approximately eight years. The major tenants of the property are TJ Maxx, Home Goods, Michaels, Rack Room Shoes, AT&T, TCBY, GNC and Sports Clips.

We intend to obtain a 12-month master tenant rent obligation associated with certain defined small shop retail spaces who are currently occupying space at the property. The agreement would require the seller to pay us for a tenant’s uncollected rental obligations during this 12-month period. The number of tenants eligible, the amount of square footage and our maximum potential payments pursuant to the obligation has not been finalized.

The acquisition would be subject to an earnout component to the purchase price, meaning we will not pay approximately $6.8 million of the purchase price of the property at closing, although we will own the entire property. We would not be obligated to pay this contingent portion of the purchase price unless space, which was not leased at the time of acquisition, is later leased within the time limits and parameters as defined in the purchase agreement. The earnout payment would be based on a predetermined formula and applied to rental income we receive over a 24-month period starting from the date of acquisition. If at the end of the time period, the earnout space is not leased, occupied and rent producing, we would have no further obligation to pay any additional purchase price consideration and would retain ownership of the entire property. The total consideration which may be earned by the seller is subject to final determination and the total amount is included in the purchase price disclosed above.

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2014 through 2023, and the approximate rentable square feet represented by the applicable lease expirations, at the property. The schedule includes two leases whose lease commencement date does not begin until 2014.

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Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases

2014	2	3,584	32,395	1.43%
2015	3	6,549	81,362	3.70%
2016	3	6,563	86,460	4.12%
2017	2	4,649	52,301	2.64%
2018	4	7,841	114,231	6.08%
2019	3	10,317	94,644	5.67%
2020	0	-	-	-
2021	1	3,590	24,681	1.64%
2022	2	27,619	148,356	11.06%
2023	7	83,024	372,283	73.59%

The table below sets forth certain historical information with respect to the occupancy rate at the property, expressed as a percentage of total gross leasable area, and the average effective annual base rent per square foot.

Year Ending December 31*	Occupancy Rate as of December 31	Average Effective Annual Rental Per Square Foot
2012	72.3%	$13.38
2011	89.9%	$18.57
2010	82.4%	$19.05
2009	66.1%	$20.27
2008	28.4%	$23.28

*Total building square footage was 153,276 at December 31, 2012, and 28,677 for the years ended December 31, 2008 thru December 31, 2011, respectively.

We believe that the property is suitable for its intended purpose and adequately covered by insurance. If we decide to acquire the property, we do not intend to make significant renovations or improvements. There are twenty-two competitive shopping centers located within approximately three miles of the property.

Real estate taxes assessed for the fiscal year ended December 31, 2012 (the most recent tax year for which information is generally available) were approximately $148,424. The amount of real estate taxes assessed was calculated by multiplying the property’s assessed value by a tax rate of 13.32%. We will calculate depreciation expense for federal income tax purposes by using the straight-line method. For federal income tax purposes, we depreciate buildings and land improvements based upon estimated useful lives of 40 and 20 years, respectively.

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Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 207.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of October 7, 2013.

	Shares	Gross Offering Proceeds ($) (1)	Commissions and Fees ($) (2)	Proceeds To Us, Before Expenses ($) (3)

From our sponsor in connection with our formation:	20,000	200,000	-	200,000

Shares sold in the offering:	3,136,323.227	30,544,223	2,304,335	28,239,888

Shares sold pursuant to our distribution reinvestment plan:	28,821.083	273,800	-	273,800

Shares purchased pursuant to our share repurchase program:
Total:	3,185,144.310	31,018,023	2,304,335	28,713,688
(1)	Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.
(2)	Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.
(3)	Organization and offering expenses, excluding commissions, will not exceed 1.5% of the gross offering proceeds. These expenses include registration and filing fees, legal and accounting fees, printing and mailing expenses, bank fees and other administrative expenses.

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